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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            Esenjay Exploration, Inc.
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                            (Name of Subject Company)

                            Esenjay Exploration, Inc.
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                      (Name of Person(s) Filing Statement)

                          Common stock, par value $.01
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                         (Title of Class of Securities)

                                    296426109
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                      (CUSIP Number of Class of Securities)

                             David B. Christofferson
              Senior Vice President, Secretary and General Counsel
                          One Allen Center, Suite 2920
                                500 Dallas Street
                              Houston, Texas 77002
                                 (713) 739-7100
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       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1. SUBJECT COMPANY INFORMATION.

(a) Name and Address

         The name of the subject company is Esenjay Exploration, Inc. (the "Company"). The address of the Company's principal executive offices is 500 North Water Street, Suite 1100, Corpus Christi, Texas 78471, and its telephone number at that address is (361) 883-7464.

(b) Securities

         The title and class of the Company's equity securities to which this
Schedule 14D-9 relates is the common stock, $.01 par value per share, of the Company ("Common Stock"). As of March 1, 2002, there were 19,121,568 shares of Common Stock outstanding. In addition, as of that date, there were 3,220,086 shares of Common Stock issuable upon the exercise of outstanding options and warrants.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

         The Company is the filing person. The Company's address and telephone number are set forth in Item 1(a) above.

(b) Tender Offer

         This Schedule 14D-9 relates to a tender offer (the "Offer") by ECM Acquisition Company, a Delaware corporation (the "Purchaser"), which is a wholly owned subsidiary of Santos Americas and Europe Corporation, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock not owned by the Purchaser, the Parent or their affiliates (the "Shares") at a purchase price of $2.84 net to each seller in cash ("Offer Price") or such greater consideration per share, if any, as the Purchaser may offer. The Offer is being made upon the terms and conditions set forth in the Agreement among the Parent, the Purchaser and the Company (the "Agreement") dated as of March 17, 2002. The Agreement is included as Exhibit (e)(1) to this Schedule 14D-9. The Offer is described in a Tender Offer Statement filed on Schedule TO by the Purchaser with the Securities and Exchange Commission on March 26, 2002.

         The Agreement provides that after satisfaction of the merger conditions set forth in the Agreement, the parties will effect a second-step merger under which the Company will be merged with the Purchaser (the "Merger"), with the Company as the surviving corporation in accordance with the provisions of the Delaware General Corporation Law (the "DGCL"). Upon consummation of the Merger:

o each Share issued and outstanding immediately before the Effective Time automatically will convert into the right, and solely the right, to receive the Offer Price, less any required withholding taxes, on surrender of the certificate representing that Share;

o each outstanding Option automatically will convert into the right to receive with respect to each share of Common Stock subject thereto, without interest, cash in an amount equal to the amount, if any, by which the Offer Price exceeds the exercise price payable to purchase that share under that Option;

o each then outstanding Warrant will automatically convert into solely the right to receive with respect to each share subject thereto, without interest, cash in the amount, if any, equal to the



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         amount by which the Offer Price exceeds the exercise price payable to purchase that share under that Warrant; and

o the Company will cause all warrants with exercise prices per share that exceed the Offer Price to be canceled without any consideration and to become of no force or effect at the Effective Time of the Merger.

         The Schedule TO, as filed with the SEC by the Purchaser, states that the address of the Purchaser and Parent is 1209 Orange Street, Wilmington, Delaware 19801.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Certain agreements, transactions and relationships between the Company and certain of its executive officers, directors or affiliates may give rise to conflicts of interest insofar as those persons may receive certain compensation and benefits as a result of the consummation of the Offer and the Merger. Except as otherwise provided in this Schedule 14D-9, information concerning these agreements, transactions and relationships and potential conflicts of interest was described in the Company's Proxy Statement distributed to the Company's stockholders on or about August 2, 2001. The relevant portions of that proxy statement are filed as Exhibit (e)(2) to this Schedule 14D-9 and are hereby incorporated by reference.

         Executive officers and directors who own Shares, options and/or warrants will receive the Offer Price in the Offer or Merger on the same terms and conditions as the Company's other stockholders. As of March 1, 2002, all of the executive officers and directors of the Company owned in the aggregate 463,425 Shares and will receive $1,316,127, assuming that they tender their Shares in the Offer or are acquired in the Merger. Additionally, the executive officers and directors held in the money options or warrants in the aggregate to acquire 1,813,000 Shares, with exercise prices ranging from $ 1.83 to $2.375.

         Randall & Dewey will receive approximately $860,000 in fees in connection with the closing of the Offer and the Merger, plus the reimbursement for related expenses. Jack Randall, who is a principal of Randall & Dewey, also is a director of the Company.

         Under the Company's Employee Incentive and Severance Protection plan (the "Severance Plan"), all of the Company's employees as of March 17, 2002, will be entitled to receive "Incentive Benefits" and "Severance Benefits" as a result of the Change in Control that will occur upon consummation of the Offer. Under the Severance Plan, each "Participant" will be entitled to receive a single cash payment as incentive compensation in an amount of cash equal to one-half of the Participant's base salary, to be paid on the earlier of six months after the date of the Change in Control or five days after the date the Participant becomes eligible to receive an Incentive Benefit due to the Participant's termination of employment for Good Reason or being terminated for reasons other than "Cause". In addition, each Participant shall also be entitled to receive a Severance Benefit upon the Change in Control if either (i) during the period beginning of the date on the Change in Control and ending nine months after the Change in Control, the Company terminates Participant's employment for any reason other than for Cause or (ii) if during the period beginning nine months after a Change in Control and ending eleven months after a Change in Control, the Company terminates the Participant's employment for any reason, other than for Cause, without giving the Participant 60 days' advance notice of the termination. The amount of the Severance Benefit is equal to one-quarter of the Participant's base salary. In addition to Incentive Benefits and Severance Benefits, each Participant is also entitled to receive all medical, dental, vision and health benefits and insurance coverage provided to the Participant at the time of the termination of



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employment for a period of twelve months after the Participant's termination of employment. All terms used but not otherwise defined in this paragraph have the meanings set forth in the Severance Plan.

STOCKHOLDERS AGREEMENT

         Esenjay Petroleum Corporation ("EPC"), Aspect Energy, LLC ("Aspect"), each of the Company's directors and David B. Christofferson, Senior Vice President and General Counsel to the Company (collectively, the "Stockholders"), who collectively own approximately 52% of the issued and outstanding Shares, have entered into a Stockholders Agreement with the Parent ("Stockholders Agreement") pursuant to which they have agreed, among other things, to tender their Shares under and in accordance with the terms of the Offer as soon as practicable after the Offer has been commenced and not to withdraw those tendered Shares unless the transactions contemplated by the Agreement are not consummated for certain reasons. In addition, each of the Stockholders also have agreed that they will duly and properly vote all of their Shares entitled to vote on the Merger in favor of adoption of the Merger, and that if any action or agreement is submitted to the stockholders of the Company which, if taken effect, reasonably could be expected to (i) result in a breach of any representation, warranty covenant or other agreement of the Company in or under the Agreement or (ii) prevent, impede, interfere with, delay or postpone the consummation of the Offer or the Merger, they will duly and properly vote all of their Shares entitled to vote on that matter against the taking of that action or of effecting that agreement.

         The foregoing summary of the terms of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which is filed as Exhibit (d)(2) to the Schedule TO filed by the Purchaser with the SEC on March 26, 2002, and is incorporated herein by reference.

OPTION AGREEMENT

         Parent has entered into an Option Agreement dated as of March 17, 2002 (the "Option Agreement"), with Alex M. Cranberg, Aspect, Michael E. Johnson, EPC and David W. Berry (the "Optionors"). The shares of common stock held by the Optionors represent in the aggregate approximately 52% of the shares of Common Stock issued and outstanding. Under the terms of the Option Agreement, the Optionors have granted to Parent an irrevocable option to purchase all of the shares of each of the Optionors, as well as any other Company securities that any Optionor acquires after March 17, 2002.

         Parent may, at its election, exercise the options in whole, but not in part, during the "Option Exercise Period" which, if (i) Parent terminates the Agreement pursuant to Section 9.01(a)(3) of the Agreement; or (ii) the Company becomes or purports to become entitled to, and does or purportedly does, terminate the Agreement under Section 9.01(a)(4) of the Agreement, is the 30-day period beginning on the next day following the Purchaser's termination of the Offer without having purchased any shares.

         Each Optionor has agreed to abide by certain limitations on each of his or its competitive activity with the Company from March 17, 2002 until the close of business on March 17, 2003. Accordingly, each Optionor must not: (i) acquire or enter into an agreement to acquire any interest in the lands or minerals located within the non-competitive area the Option Agreement describes, whether by means of lease, purchase, assignment, trade, sublease, easement, farmout or any other form of acquisition, including any merger with or acquisition of stock or ownership interests in another entity; or (ii) call on or otherwise solicit any natural person who is at that time employed by the Company in a managerial capacity with the purpose or intent of attracting that person from the employ of the Company. If any Optionor should acquire any interest in the non-compete area in violation of the terms of the Option



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Agreement, such Optionor must transfer the acquired interest to the Company within 30 days of the acquisition of the interest without receiving payment for the interest transferred.

         The foregoing summary of the terms of the Option Agreement is qualified in its entirety by reference to the Option Agreement, which is filed as Exhibit
(d)(3) to the Schedule TO filed by the Purchaser with the SEC on March 26, 2002, and is incorporated herein by reference.

INDEMNIFICATION

         The Agreement provides that all rights to indemnification for acts or omissions occurring before the Merger becomes effective under the DGCL (the "Effective Time") existing as of March 17, 2002 in favor of the current or former directors or officers of the Company as its certificate of incorporation and bylaws then provide, or as applicable law otherwise provides, will survive the Merger and continue in full force and effect in accordance with their terms.

         The Agreement also provides that, for a period of six years after the Effective Time, Parent will, unless it elects at its option in writing to guarantee performance of those indemnification obligations, maintain in effect the Company's current policy of D&O insurance covering those persons who are currently covered by the Company's D&O insurance policy; provided, however, that Parent will extend that current policy in effect to cover claims made prior to the first anniversary of the Effective Time if the premium for that additional coverage does not exceed $80,000.

EFFECT OF THE MERGER ON STOCK OPTIONS AND WARRANTS

         The Agreement provides that with respect to then outstanding options and warrants, effective as of the Effective Time, each outstanding option or warrant, as the case may be, will convert solely into the right to receive, with respect to each Share, without interest, the excess in cash, of the Offer Price over the exercise price payable to purchase that Share under the option or warrant.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation or Recommendation.

         The Recommendation

         At a special meeting of the Company's board of directors held on March 16, 2002, the Board of Directors:

o determined the Offer and the Merger are fair to and in the best interests of the Company and its stockholders;

o approved and consented to the Agreement and the transactions it contemplates, including the Offer and the Merger, which approval and consent were sufficient to the render Section 203 Restrictions under the Delaware General Corporation Law (the "DGCL") described in more detail under Item 8 below, inapplicable to the consummation of the Offer or the Merger;

o declared the advisability of the Agreement, including the agreement of merger it contains; and

o resolved to recommend to the holders of Shares that they accept the Offer and adopt the Agreement, including the Agreement of Merger it contains.




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         Background

o In September 2000, representatives of Randall & Dewey, Inc. ("Randall & Dewey"), a provider of transaction and advisory related services to the Company, contacted Mr. Bruce Wood, President of Santos USA to inquire about Santos USA's interest in considering a potential business alliance or transaction with the Company, including a possible sale of interests in exploration projects or stock to Santos USA or a merger with Santos USA. Between December 2000 and March 2001, the Company and Santos USA continued discussions on a possible merger or sale.

o On January 25, 2001, Randall & Dewey provided an information briefing to representatives of Santos USA regarding a potential purchase of the Company. On February 6, 2001, the parties agreed to further explore a possible purchase transaction, and the Company agreed to provide Santos USA with information concerning its operations pursuant to the terms of a confidentiality agreement. Throughout the months of March, April and May 2001, Santos USA continued to evaluate the potential of an acquisition of the Company.

o On June 28, 2001, there was an introductory meeting between Mr. Michael Johnson, President and Chief Executive Officer of the Company, and representatives of Santos USA and Santos Ltd. to discuss a possible purchase of interests in the Company's exploration project portfolio. On July 16, 2001, Ms. Kathleen Hogenson, President of Santos USA and successor to Mr. Wood, met with Mr. David Berry, Chairman of the Board of Directors of the Company, to discuss matters relating to a potential acquisition of the Company.

o On August 29, 2001, Mr. Jack Randall, a member of the board of directors of the Company and a principal of Randall & Dewey, met with Ms. Hogenson and Mr. Peter Robinson, Chief Financial Officer of Santos USA, to continue discussions on moving forward with a purchase transaction. Mr. Randall offered suggestions for possible structures for such a transaction.

o        On October 10, 2001, Santos USA representatives met with Mr. Berry, Mr.
         Johnson and other representatives of the Company to discuss issues related to Santos USA's due diligence of the Company. Following the meeting, the Company and Santos discussed whether the parties should continue to pursue a potential acquisition transaction.

o On October 24, 2001, Ms. Hogenson contacted Mr. Johnson to discuss Santos USA's potential acquisition of the Company, subject to further evaluation, review, due diligence and approval by the respective parties' boards of directors. Additionally, Mr. Johnson asked Ms. Hogenson to propose an offer to purchase the Company's interest in Runnells Field, a deep geopressured discovery within the Company's Duncan Slough 3-D seismic project in Matagorda County, Texas. Mr. Johnson indicated that if Santos USA did not purchase the Company's interest in Runnells Field, that interest would be sold to other interested buyers.

o On October 24, 2001, the parties tentatively agreed that Santos USA would purchase 70% of Esenjay's interest in the Runnells Field and other surrounding acreage for $20.25 million.




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o        In mid-February, 2002, Ms. Hogenson contacted Mr. Johnson to propose that Santos USA acquire the Company for $80,000,000. A few days later, Mr. Johnson asked Ms. Hogenson to memorialize in writing the proposal prior to the Company's board of directors meeting in late February 2002, so that the Company's board of directors could consider the proposal at that meeting.

o        On February 26, 2002, Ms. Hogenson delivered a written proposal to Mr.
         Johnson in response to his request. The proposal provided that Santos USA would pay $80,000,000 in cash to purchase all of the Company's common stock, which after adjustments amounted to $2.86 per share, subject to, among other conditions, adjustments for due diligence, the negotiation and execution of a mutually acceptable definitive merger agreement and approval of that agreement by both parties' boards of directors.

o On March 5, 2002, Ms. Hogenson contacted Mr. Johnson to inform him of Santos USA's revised proposal following Santos USA's additional due diligence. Following discussions, the parties agreed on a purchase price of $2.84 per share of the Company, at an enterprise value of $80.0 million, and conditioned upon the execution of the Stockholders Agreement and Option Agreement.

o On March 7, 2002, the Company executed a confidentiality agreement with respect to the terms of the proposal and their respective counsel held discussion that led to the negotiation of a definitive acquisition agreement.

o On March 17, 2002, the Purchaser, Santos and the Company executed and delivered the acquisition agreement and Santos Ltd. and the Company issued a press release announcing the execution and delivery of the acquisition agreement.

(b) Reasons.

         The Board of Directors of the Company adopted the Agreement and resolved to recommend to the holders of Shares that they accept the Offer for a combination of reasons. The primary ones are as set forth below:

o As a small-cap oil and gas exploration entity, the Company has a limited amount of capital to fund exploration and development drilling. This fact is coupled with what the Company believes to be an expansive oil and gas prospect inventory and proprietary 3-D seismic database more typically associated with exploration companies of much larger size. While the opportunities presented by its inventory remain the Company's greatest strength, it does not have access to cost effective capital resources with which to maximize the expansive drilling and development opportunities it controls. Management of its expansive project inventory also results in increased administrative costs for the Company, which costs further limit drilling and development capital resources. It has historically supplemented exploration and development capital generated from operating cash flow with mezzanine debt and sales of promoted project interests to industry partners. These supplemental sources serve to constrain growth of proven reserves. Although the Company believes that over time it would continue to increase its net oil and gas production and its proven reserves following the same business model it has for the past three years, it also believes that by accepting a reasonable valuation for its project inventory, as it believes is contained in the Offer, it can deliver current value to its shareholders without incurring the risks inherent in exploration on and development of its inventory.

o The decline in market price of natural gas throughout much of 2001 further reduced the Company's gas and oil revenue and thereby has further restricted the capital resources available



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         for the Company to deploy in exploration and development in 2002. This factor can limit exploration and development drilling expenditures and therefore potential reserve growth in 2002. Accordingly, the opportunity to deliver current value to its shareholders by acceptance of the Offer is made more attractive.

o Beginning in the fall of 2000 and throughout much of 2001 the Company engaged in a process to seek a transaction to better realize the value of its project inventory through various alternatives such as selling the Company for cash, merger, stock trade or acquisition; it utilized the services of the firm of Randall & Dewey, Inc. to manage much of this process. Pursuant to this process Randall & Dewey, Inc. made overview presentations to over sixty companies, thirteen of which performed a thorough evaluation. As a result of these efforts, management and the Board of Directors developed a greater understanding of the current market thereby positioning it to better evaluate the Offer.

o The Board of Directors has also been able to analyze information regarding the market- place and comparable sales as provided by both its financial advisor, Hibernia Southcoast Capital, Inc., and by Randall & Dewey which knowledge provided an integral component towards making an informed decision regarding the analysis of this Offer.

o The receipt of a fairness opinion from Hibernia Southcoast Capital, Inc. indicating to the Board of Directors that the consideration to be paid pursuant to the Offer was fair from a financial point of view.

         At a special meeting of the Company's board of directors held on March 25, 2002, the Board of Directors approved and consented to the Option Agreement and the transactions contemplated thereby, which approval and consent were sufficient to the render Section 203 Restrictions under the Delaware General Corporation Law (the "DGCL") described in more detail under Item 8 below, inapplicable to the consummation of the Option Agreement.

         Based upon all of the foregoing and other factors, the Board of Directors of the Company concluded that the Offer is not only fair but is in the best interests of all shareholders.

(c) Intent to Tender.

         All of the Company's executive officers, directors and Aspect and EPC will tender all of their Shares in the Offer, which represents approximately 52% of the issued and outstanding Common Stock of the Company. As of March 1, 2002, EPC owns 4,896,415 shares of Common Stock, constituting approximately 25.6% of the issued and outstanding Common Stock, and Aspect owns 4,729,456 shares of Common Stock, which constitutes approximately 24.7% of the issued and outstanding Common Stock. Michael E. Johnson owns substantially all of the common stock of EPC and Alex M. Cranberg owns a controlling interest in Aspect. Mr. Johnson and Mr. Cranberg are directors of the Company. Additionally, Mr. Johnson owns 132,754 shares of Common Stock and Mr. Cranberg owns 12,000 shares of Common Stock which represents .60% and .06% shares of the issued and outstanding Common Stock, respectively.

         EPC, Aspect and the Stockholders have entered into the Stockholders Agreement with the Parent pursuant to which they have agreed, among other things, to tender their Shares under and in accordance with the terms of the Offer as soon as practicable after the Offer has been commenced and not to withdraw those tendered Shares unless the transactions contemplated by the Agreement are not consummated for certain reasons. In addition, each of the Stockholders has agreed that he or it will duly and properly vote all of their Shares entitled to vote on the Merger in favor of adoption of the Merger, and that if any action or agreement is submitted to the stockholders of the Company which, if taken effect, reasonably could be expected to (i) result in a breach of any representation, warranty covenant or other



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agreement of the Company in or under the Agreement or (ii) prevent, impede, interfere with, delay or postpone the consummation of the Offer or the Merger, they will duly and properly vote all of their Shares entitled to vote on that matter against the taking of that action or of effecting that Agreement.

         The foregoing summary of the terms of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit (d)(2) to the Schedule TO filed by the Purchaser with the SEC on March 26, 2002, and is incorporated herein by reference.

         Parent has entered into an Option Agreement with the Optionors. The shares of common stock held by the Optionors represent in the aggregate approximately 52% of the shares of common stock issued and outstanding. Under the terms of the Option Agreement, the Optionors have granted to Parent an irrevocable option to purchase all of the shares of each of the Optionors, as well as any other Company securities that any Optionor acquires after March 17, 2002.

         Parent may, at its election, exercise the options in whole, but not in part, during the "Option Exercise Period" which, if (i) Parent terminates the Agreement pursuant to Section 9.01(a)(3) of the Agreement; (ii) the Company becomes or purports to become entitled to, and does or purportedly does, terminate the Agreement under Section 9.01(a)(4) of the Agreement, is the 30-day period beginning on the next day following the Purchaser's termination of the Offer without having purchased any shares.

         Each Optionor has agreed to abide by certain limitations on each of his or its competitive activity with the Company from March 17, 2002 until the close of business on March 17, 2003. Accordingly, each Optionor must not: (i) acquire or enter into an agreement to acquire any interest in the lands or minerals located within the non-competitive area the Option Agreement describes, whether by means of lease, purchase, assignment, trade, sublease, easement, farmout or any other form of acquisition, including any merger with or acquisition of stock or ownership interests in another entity; or (ii) call on or otherwise solicit any natural person who is at that time employed by the Company in a managerial capacity with the purpose or intent of attracting that person from the employ of the Company. If any Optionor should acquire any interest in the non-compete area in violation of the terms of the Option Agreement, such Optionor must transfer the acquired interest to the Company within 30 days of the acquisition of the interest without receiving payment for the interest transferred.

         The foregoing summary of the terms of the Option Agreement is qualified in its entirety by reference to the Option Agreement which is filed as Exhibit
(d)(3) to the Schedule TO filed by the Purchaser with the SEC on March 26, 2002, and is incorporated herein by reference.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.

         Beginning in 2000, the Company retained the firm of Randall & Dewey to initiate, analyze and manage potential transactions that may better maximize stockholder value. In 2000, the Company paid Randall & Dewey an advisory fee of $150,000. In 2001, the Company did not pay Randall & Dewey any fee and in 2002, the Company will pay Randall & Dewey approximately $860,000 in connection with the closing of the Offer and Merger, plus the reimbursement for related expenses.

         The Company retained Hibernia Southcoast Capital, Inc. ("Southcoast") under an engagement letter dated March 14, 2002 to act as the Company's financial advisor in connection with the Offer and to render a fairness opinion with respect to the Offer and the Merger. The Company is to pay Southcoast $200,000 as a fixed fee. In addition, the Company agreed to reimburse Southcoast for reasonable out-of-pocket expenses and to indemnify Southcoast against certain liabilities including liabilities in the federal



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

securities laws relating to or arising out of or in connection with its engagement. No portion of the fee or expenses paid to Southcoast was contingent upon the conclusion reached in its fairness opinion.

         Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company's stockholders on the Company's behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         No transactions in the Common Stock have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company except for the Stockholders Agreement, the Option Agreement and the following:

         o The sale by Alex Campbell of 12,714 Shares on February 26, 2002. Mr. Campbell sold 500 Shares at $2.50 per share and 12,214 Shares at $2.53 per share in a broker transaction.

         o Transactions pursuant to the Company's 401(k) plan and stock option plans.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations or discussions in response to the Offer that relate to or would result in (i) a tender offer or other acquisition of the Company's securities by the Company, its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

ITEM 8. ADDITIONAL INFORMATION.

         APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer; however, if the Merger is consummated, Company stockholders who have not tendered their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect their approved rights by complying with the procedures set forth in the DGCL will have the fair value of their Shares determined by a Delaware court and will be entitled to receive a cash payment equal to that fair value from the Company, as the surviving entity in the Merger. In addition, dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. The DGCL defines "fair value" as the value of the Common Stock immediately before consummation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless exclusion would be inequitable, but does not prescribe a method for determining fair value. In determining the fair value of the Common Stock, the court may hire one or more appraisers. Accordingly, the determination of the fair value of the Common Stock could be based upon considerations other than, or in addition to, the Price per share to be paid in the merger or the market value of the Common Stock, including, among other things, asset values and earning capacity. The court's valuation of the Common Stock may be equal to, more than, or less than the Offer Price.

         DELAWARE BUSINESS COMBINATION STATUTE. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined generally as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction that resulted in the stockholder becoming an "interested stockholder." The Company's board of directors has approved the Offer, the Merger and the other transactions contemplated by the Agreement, including the transactions contemplated by the Option Agreement, so as to render Section 203 of the DGCL inapplicable to the Offer, the Merger and the Option Agreement.

         SHORT FORM MERGER. If, after consummation of the Offer, the Purchaser at least 90% of the Shares then outstanding, Parent and Purchaser believe that they will be able to cause the Merger to occur without a vote of the Company's stockholders. If, however, after consummation of the Offer, the Purchaser owns less than 90% of the Shares then outstanding, a meeting of the Company's stockholders will be required under the DGCL to approve the Merger. In such event, however, the Purchaser would own, as a result of successful completion of the Offer, enough Shares to approve the Merger in accordance with the DGCL and the Company's certificate of incorporation without the vote of any other stockholder.

         REGULATORY APPROVALS. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated under that act by the Federal Trade Commission, certain mergers and acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. The Offer and the Merger are not subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

ITEM 9. EXHIBITS.

         (a)(1) Offer to Purchase dated as of March 26, 2002 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by the Purchaser with the Securities and Exchange Commission on March 26, 2002).

         (a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by the Purchaser with the Securities and Exchange Commission on March 26,
                  2002).

         (a)(3) Press Release issued by the Company, dated March 18, 2002 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2002).

         (a)(4) Letter from Esenjay Exploration, Inc. to Stockholders of the Company, dated March 26, 2002.

         (a)(5) Fairness Opinion dated March 16, 2002 of Hibernia Southcoast Capital, Inc.

         (a)(6) Engagement letter dated October 3, 2000 between the Company and Randall & Dewey, Inc.

         (e)(1) Agreement between Santos Americas and Europe Corporation, ECM Acquisition Company and Esenjay Exploration, Inc., dated as of March 17, 2002 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2002).

         (e)(2) Stockholders Agreement dated March 17, 2002, between the Stockholders and Santos Americas and Europe Corporation (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by the Purchaser with the Securities and Exchange Commission on March 26, 2002).

         (e)(3) Option Agreement dated March 17, 2002, among the Optionors and Santos Americas and Europe Corporation (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed by the Purchaser with the Securities and Exchange Commission on March 26, 2002).

         (e)(4) Items 9 through 12 of the Company's Proxy Statement as filed with the Securities and Exchange Commission on August 1, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/ MICHAEL E. JOHNSON
                                         ----------------------------------
                                         Michael E. Johnson
                                         President and Chief Executive Officer

                                         March 26, 2002

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------

(a)(1) Offer to Purchase dated as of March 26, 2002 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by the Purchaser with the Securities and Exchange
         Commission on March 26, 2002).

(a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by the Purchaser with the Securities and Exchange Commission on March 26,
         2002).

(a)(3) Press Release issued by the Company, dated March 18, 2002 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2002).

(a)(4) Letter from Esenjay Exploration, Inc. to Stockholders of the Company, dated March 26, 2002.

(a)(5)   Fairness Opinion dated March 16, 2002 of Hibernia Southcoast
         Capital, Inc.

(a)(6) Engagement letter dated October 3, 2000 between the Company and Randall & Dewey, Inc.

(e)(1) Agreement between Santos Americas and Europe Corporation, ECM Acquisition Company and Esenjay Exploration, Inc., dated as of March 17, 2002 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2002).

(e)(2) Stockholders Agreement dated March 17, 2002, between the Stockholders and Santos Americas and Europe Corporation (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by the Purchaser with the Securities and Exchange Commission on March 26, 2002).

(e)(3) Option Agreement dated March 17, 2002, among the Optionors and Santos Americas and Europe Corporation (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed by the Purchaser with the Securities and Exchange Commission on March 26, 2002).

(e)(4) Items 9 through 12 of the Company's Proxy Statement as filed with the Securities and Exchange Commission on August 1, 2001.